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AB* 3/12

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 EAST 40th STREET
(No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN C. WEISENBERG 212-683-6686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 4 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name – *if individual, state last, first, middle name*)

400 GARDEN CITY PLAZA	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)



SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL LEHRER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPC SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPC SECURITIES, INC.
(an S corporation)

FINANCIAL STATEMENTS
Year Ended December 31, 2006


mwe

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Director and Stockholder
MPC Securities, Inc.

We have audited the accompanying statement of financial condition of MPC Securities, Inc. (an S Corporation) (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPC Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 12, 2007

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

MPC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,		2006
ASSETS		
Current Assets:		
Cash	$	62,322
Commissions receivable (Note 2)		1,507
Total Assets	$	63,829
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities -		
Accounts payable (Note 3)	$	1,817
Total Liabilities		1,817
Stockholder's Equity:		
Common stock - no par value;		
Authorized - 200 shares		
Issued and outstanding - 50 shares		7,000
Additional paid-in capital		26,000
Retained earnings		29,012
Total Stockholder's Equity		62,012
Total Liabilities and Stockholder's Equity	$	63,829

The accompanying notes are an integral part of this statement.

MPC SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

MPC Securities, Inc. (the "Company") was organized and incorporated on April 5, 1991 in the State of New York and commenced business July 25, 1991. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company introduces its customers' accounts, some of which are also clients of an affiliated corporation that provides consulting services to these clients (see Note 3), to clearing broker dealers on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Commission revenue - Commission income on customer security transactions is recorded on a settlement date basis. There are no material differences between the trade date and settlement date basis.

Commissions receivable - Commissions receivable at December 31, 2006 consist of amounts due from clearing brokers related to transactions executed during the month of December 2006. The commissions are computed in accordance with agreements between the Company and the clearing brokers and are generally remitted to the Company within fifteen days subsequent to end of month.

Income taxes - For income tax purposes, the Company's stockholder has elected for the Company to be treated as a small business corporation as provided in Section 1372(a) of the Internal Revenue Code and New York State tax law section 660(a). As such, there is no provision for Federal and state income taxes as the Company's income or loss will be passed to the stockholder and combined with other personal income and deductions to determine taxable income on the stockholder's individual tax return. However, the Company is subject to New York City Corporation taxes.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net capital requirement - The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements, specifically, that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness to all persons. At

December 31, 2006, the Company had net capital, as defined, of $62,012 which exceeded the minimum requirement by $57,012 and had a capital ratio of .029 to 1.

The Company is also subject to various Securities Clearance Services Companies net capital requirements. These companies generally follow the Securities and Exchange Commission Uniform net capital rule as discussed above. One Securities Clearance Service Company requires the Company to maintain at all times a net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, of at least $50,000 in excess of the minimum net capital required by such rule. As of December 31, 2006, the Company has met all Securities Clearance Service Companies net capital requirements.

3. Related Party Transactions

The Company has entered into an agreement with the affiliated corporation, under common control (see Note 1), which provides that the Company will pay to the corporation a percentage of all net revenue as a consulting fee after subtracting operating expenses of $1,000 per month through April 30, 2006 and $1,260 per month thereafter. In exchange, the affiliated corporation provides all administrative support service, consulting services and property and equipment necessary for the Company to conduct its business.

Consulting Fees Incurred	$ 3,978
Administrative Charge	$ 13,740
Accounts Payable	$ 1,817

4. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customer accounts nor does it hold customer cash or securities.

END